UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission File Number: 001-15605

EarthLink, Inc. 401(k) Plan

Full title of the plan

EarthLink, Inc.  1375 Peachtree St., Atlanta, Georgia  30309

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

EarthLink, Inc. 401(k) Plan

Financial Statements and Supplemental Schedule

Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm

The Plan Administrators of the
EarthLink, Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of EarthLink, Inc. 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Smith & Howard, P.C.

Atlanta, Georgia
June 18, 2007

EarthLink, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2006	2005
Assets
Cash	$474,978	$—
Investments, at fair value	72,336,219	60,019,616
Receivables:
Employee contribution	47,281	6,612
Employer contribution	16,426	9,943
Other	1,881
Total receivables	65,588	16,555

Total assets	72,876,785	60,036,171

Liabilities
Other payables	3,597	—
Total liabilties	3,597	—

Net assets reflecting all investments at fair value	72,873,188	60,036,171
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	93,090	—
Net assets available for benefits	$72,966,278	$60,036,171

The accompanying notes are an integral part of these financial statements.

EarthLink, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions to net assets:
Net appreciation in fair value of investments	$3,790,952
Interest and dividend income	2,626,483
Contributions:
Rollover	1,313,944
Employee	10,506,674
Employer	3,018,271
Total contributions	14,838,889

Total additions	21,256,324

Deductions from net assets:
Benefit payments to participants	8,319,557
Administrative expenses	6,660
Total deductions	8,326,217

Net increase	12,930,107

Net assets available for benefits:
At beginning of year	60,036,171
At end of year	$72,966,278

The accompanying notes are an integral part of these financial statements.

EarthLink, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2006

1.   Description of Plan

General

The following description of the EarthLink, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution 401(k) plan established on January 1, 1997, and amended and restated effective January 1, 2002, to provide benefits to the eligible employees of EarthLink, Inc. (the “Company”) in accordance with the provisions of the Plan agreement. Effective January 1, 2006, participants’ Plan assets were transferred from the Putnam Fiduciary Trust Company to The 401(k) Company. The 401(k) Company became the new Plan trustee (the “Trustee”). The investment options available to employees also changed effective January 1, 2006, including termination of the investment option for EarthLink, Inc. Common Stock. The Company is the administrator of the Plan.

Eligibility

All employees, as defined, over 18 years of age are eligible to participate on the first of the month following 30 days of employment with the Company. Leased or temporary employees are not eligible to participate.

Contributions

Participants defined as Non-Highly Compensated Employees may contribute between 1% and 60% of their Plan Compensation (as defined) on a pretax basis, and participants defined as Highly Compensated Employees may contribute between 1% and 15% of their Plan Compensation on a pretax basis.  Participant contributions were limited to a maximum of $15,000 during the year ended December 31, 2006 in accordance with Section 402(g) of the Internal Revenue Code (IRC).  The Plan allows certain employees who attain age 50 or older in a calendar year to make additional “catch-up” contributions after the employee’s contributions reach the 402(g) limit.  For employees reaching age 50 or older during the year ended December 31, 2006, the catch up contribution was limited to $5,000.

The Company may make a discretionary matching contribution and determines the terms of the discretionary matching contribution annually.  During the year ended December 31, 2006, the Company matched 50% of the first 6% of Plan Compensation that a participant contributed to the Plan. Additionally, in accordance with the matching contribution provisions approved for the year ended December 31, 2006, the Company matching contribution is calculated each pay period and also recalculated based on the ratio of Match Eligible Contributions (as defined) to Plan Compensation, and a true-up contribution is made accordingly to each participant, if necessary. The Company did not make any true-up contributions during the year ended December 31, 2006.

Both Company contributions and participant contributions are invested as directed by the individual participants into the various investment options.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company contributions, loan interest (if applicable) and an allocation of Plan earnings and losses based upon individual participant investment elections.

Participants may change their investment elections at any time during the year. Participants who terminate employment other than by retirement, disability or death are entitled to all of their contributions plus a portion of the Company contributions based on years of service. The percentage of vesting in the Company’s contributions is determined as follows: 25% after one full year of service, increasing 25% for each additional year of service up to 100% after four years of service.

Participants are fully vested and entitled to receive their full account balance upon normal or early retirement, disability or death. Normal retirement age is 59 ½ years.

Distribution of vested account balances will be made to participants following termination of employment from the Company or to the designated beneficiary or beneficiaries following a participant’s death. In-service withdrawals may be made by participants who have attained age 59 ½. In-service withdrawals from pretax contributions may also be made upon the participant’s ability to prove financial hardship.

Participant Loans

A participant may borrow against his or her account a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the participant’s vested account balance. Loans bear interest at the prime rate plus 1%. As of December 31, 2006, the range of annual interest rates on loans outstanding was 5.0% to 9.3%. Interest income on participant loans for the year ended December 31, 2006 was approximately $89,000. Loans are repaid in biweekly installments of principal and interest through direct payroll deductions. Loan repayment terms range from one to five years or in excess of five years for loans pertaining to the purchase of a participant’s primary residence.

Forfeitures

Forfeitures result from participants terminating their employment with the Company prior to becoming fully vested in their Company contributions. Forfeitures are used to reduce future Company contributions. During the year ended December 31, 2006, approximately $349,000 of forfeitures were used to reduce Company contributions. As of December 31, 2006 and 2005, there was approximately $82,000 and $175,000, respectively, of forfeitures available to reduce future Company contributions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan and/or cease to make contributions under the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. In the event of Plan termination, participants will become 100% vested in their account balances.

2.  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting. Benefits are recorded when paid to participants.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAGINV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), which became effective for the Plan as of and for the year ended December 31, 2006. The FSP revises the definition of fully benefit-responsive investment contracts and sets forth new financial statement presentation and disclosure requirements for such contracts. In accordance with the new standards, guaranteed investment contracts meeting the definition within the FSP, while currently reported at contract value, must be reported at fair value with adjustments to contract value shown on the face of the financial statements. As required by the FSP, the statement of net assets available for benefits as of December 31, 2006 presents the fair value of the investment contracts with a separate line item to adjust from fair value to contract value. Adoption of the FSP did not have an effect on the statement of net assets available for benefits as of December 31, 2005. The statement of changes in net assets available for benefits for the year ended December 31, 2006 is prepared on a contract value basis and was not affected by the adoption of the FSP.

Investments

The Plan’s investments are stated at fair value. Mutual funds and common/collective are carried at fair value based on quoted redemption values. Common/collective trusts that are fully benefit-responsive investment contracts are adjusted from fair value to contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay plan benefits. The Plan invests in investment contracts through its participation in the MCM Stable Value Fund, a common/collective trust fund. Common stock is stated at fair value based on the quoted market value from a national exchange. The participant loans are stated at face value, which approximates fair value. The carrying amount of receivables and liabilities is a reasonable approximation of the fair value due to the short-term nature of these instruments.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividends are recorded based on the ex-dividend date.

Included in the statement of changes in net assets available for benefits is net appreciation in the fair value of the Plan’s investments, which consists of the realized gains or losses related to the sales of investments and the unrealized appreciation or depreciation on those investments for the year.

Expenses

Certain administrative expenses were paid by the Plan’s sponsor, including annual custodial fees, Form 5500 and Securities and Exchange Commission filing fees and professional fees.

3.  Investments

The following is a summary of investments held by the Plan that represent 5% or more of the Plan’s net assets as of December 31, 2006 and 2005:

	December 31, 2006	December 31, 2005

Investments:
Mutual Funds:
Rainier Small/Mid Cap Equity Portfolio	$13,134,455	$—
Hotchkis & Wiley Large Cap Value I	11,781,901	—
EuroPacific Growth	11,728,009	—
Growth Fund of America	10,967,885	—
PIMCO Total Return	6,212,535	—
Putnam Money Market Fund	—	3,321,157
ABN AMRO Mid Cap Fund	—	5,215,777
Putnam Asset Allocation - Growth Portfolio	—	6,298,926
Putnam New Value Fund	—	7,957,167
American Funds EuroPacific Growth	—	5,426,664
American Funds Growth Fund of America	—	8,453,193
Putnam Capital Opportunities	—	3,662,177
Common/Collective Trusts:
State Street S&P 500 Index	11,362,784	—
MCM Stable Value	4,831,175
Putnam S&P 500	—	7,616,508

The following table presents net realized and unrealized appreciation in fair value of investments by major investment type for the year ended December 31, 2006:

Mutual funds	$3,232,496
Common/collective trusts	1,447,446
Common stock	(888,990)

Net appreciation in fair value of investments	$3,790,952

4.  Party-in-Interest Transactions

The Plan’s investments include shares of mutual funds managed by the Trustee and Company common stock, and therefore, these transactions qualify as party-in-interest transactions as allowed for under ERISA. Trustee and administrative fees paid by the Company on behalf of the Plan were approximately $30,000 for the year ended December 31, 2006. In addition, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts.  Theses transactions qualify as party-in-interest transactions.

5.  Tax Status of the Plan

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated August 9, 2002 stating that the form of the Plan is qualified under Section 401 of the IRC, and therefore, the related trust is tax exempt.  In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan’s sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

6.  Concentration of Market and Credit Risk

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentration of credit risk and market risk is dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preferences. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in risks in the near term could materially affect participant account balances and the amounts reported in the financial statements.

7.  Reconciliation of Financial Statements to Form 5500

As of December 31, 2006, $456,546 was payable to participants who had requested distributions or withdrawals which were processed and approved for payment prior to year-end, but not paid until the following year. As required, these amounts are recorded as liabilities on the Plan’s Form 5500, but are not reflected as liabilities in the Plan financial statements. In addition, fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements. The following is a reconciliation of net assets available for benefits per the financial statements to the amounts reflected in the Form 5500 as filed by the Company as of December 31, 2006:

Net assets available for benefits per the financial statements	$72,966,278
Benefits payable	(456,546)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(93,090)
Net assets available for benefits per the Form 5500	$72,416,642

The following is a reconciliation of total additions per the financial statements to the amounts reflected in the Form 5500 as filed by the Company for the year ended December 31, 2006:

Total additions per the financial statements	$21,256,324
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(93,090)
Total additions per the Form 5500	$21,163,234

Supplemental Schedule

EarthLink, Inc. 401(k) Plan

EIN: 58-2511877  Plan Number: 001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2006

(a) (b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value
EuroPacific Growth	255,512 units of mutual fund	**	$11,728,009
Growth Fund of America	337,994 units of mutual fund	**	10,967,885
Hotchkis & Wiley Large Cap Value I	465,872 units of mutual fund	**	11,781,901
PIMCO Total Return	598,510 units of mutual fund	**	6,212,535
Rainier Small/Mid Cap Equity Portfolio	358,179 units of mutual fund	**	13,134,455
MCM Stable Value	243,478 units of common/collective trust	**	4,831,175
State Street S&P 500 Index	304,542 units of common/collective trust	**	11,362,784
Federated Capital Reserves	530 units of money market fund	**	530
* EarthLink, Inc. Common Stock	189,545 shares of common stock	**	1,345,769
* Participant Loans	Annual interest rates ranging from 5.0% to 9.3% and maturity dates through 2019	—	971,176

			$72,336,219

*    Indicates party-in-interest to the Plan as defined by ERISA.

**  Cost information is not required for participant-directed investments and therefore has not been included in this schedule.

REQUIRED INFORMATION

ITEM 1:  Not applicable

ITEM 2:  Not applicable

ITEM 3:  Not applicable

ITEM 4:  Financial Statements and Exhibits

(a)        Financial Statements:

Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed in the Table of Contents in lieu of the requirements of items 1 through 3 above.

(b)       Exhibits:

23.1               Consent of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, EarthLink, Inc. as Plan Administrator, has duly caused this Annual Report on Form 11-K for the year ended December 31, 2006 to be signed on its behalf by the undersigned hereunto duly authorized.

EARTHLINK, INC. 401(K) PLAN

Date:	June 29, 2007	/s/ KEVIN M. DOTTS
Kevin M. Dotts, Chief Financial Officer of EarthLink, Inc.